ALDA Pharmaceuticals Corp.

635 Columbia Street

New Westminster, BC, Canada V3M 1A7

Phone 604-521-8300              Fax 604-521-8322

January 12, 2009

Mr. Sebastian Gomez Abero

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-7010

Re:

ALDA PHARMACEUTICALS CORP. (the “Company”)

Annual Report on Form 20-F for the Year Ended June 30, 2007

Filed May 9, 2008

File No. 0-51848

I refer to the letter dated December 29, 2008, received from Jeffery P. Riedler, Assistant Director, and signed by Suzanne Hayes, in response to the above noted file. As discussed with you by telephone on January 9, 2009, the answers to the questions and the amendments that we propose to make to the 2007 Form 20-F are presented below in this letter and the attached documents. If the proposed amendments contained in this letter are acceptable, please advise us accordingly and we will provide a 2nd amendment of the 2007 Form 20F to be filed on EDGAR as quickly as possible.

Please note that the numbered answers below refer to the similarly numbered questions that were provided in the above-noted letter of December 29, 2008. References to pages below refer to the pages of the amended 2007 Form 20-F that was filed on EDGAR on December 2, 2008 with the URL:

(http://www.sec.gov/Archives/edgar/data/1355736/000132531008000100/alda200720famendedblkld.htm).

The Company’s responses to the comments raised in your letter of December 29, 2008 are as follows.

Material Effects of Government Regulations, Page 25

1.

The following comments on the requirements and procedures for EPA registration will be inserted on Page 18 after the paragraph titled “Dermal Sensitization Study in Guinea Pigs”. This seemed a logical place to discuss EPA requirements since the added disclosure followed the description of testing that had been done according to EPA standards.

“There were no p-values nor statistical significance employed in the studies because such measurements are not required by Health Canada or the EPA and, therefore, are not part of the standard protocols. There were no further requirements for the Company to undertake further studies.  T36® Disinfectant’s Heath Canada Drug Identification Number (DIN) is 02231344.

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The studies described above were conducted according to the requirements of the EPA. EPA registration of T36® has not been pursued to date and it is uncertain if EPA registration for T36® will be pursued in the future. However, if  the Company does decide to pursue EPA registration in the future, the following requirements apply.

Disinfectant products are classified by the EPA as pesticides under the authority of the Federal Insecticide, Fungicide, and Rodenticide Act (FIFRA). Federal law requires that, before selling or distributing a disinfectant in the United States, a registration, or license, must be obtained from the Environmental Protection Agency (“EPA”). The process of registering a disinfectant is a scientific, legal, and administrative procedure through which EPA examines the ingredients of the disinfectant, how it is to be used, the amount, frequency, and timing of its use, storage and disposal practices and potential human health and environmental effects associated with use of the product. In order to accomplish this, potential registrants must generate scientific data necessary to address concerns pertaining to the identity, composition, potential adverse effects and environmental fate of each disinfectant. These data allow the EPA to evaluate whether a disinfectant has the potential to cause harmful effects to non-target organisms and the environment including humans, wildlife, plants and surface water or ground water.

The tests required for EPA approval of a disinfectant are described above in the sections above entitled “Efficacy studies” and “Toxicology studies”. These tests adhere to the standards established by the AOAC (Association of Analytical Communities) International, an organization that provides over 3,000 analytical methods in its publication “Official Methods of Analysis of the AOAC International”. For disinfectants, such as T36® Disinfectant, the AOAC standards that apply include the AOAC Use-Dilution Method, the AOAC Germicidal Spray Products Test,  the AOAC Fungicidal Test and the AOAC Tuberculocidal Activity Method. Storage and stability studies and proof that the manufacturing process is reliable must also be provided to the EPA.

After completion, the efficacy and toxicology studies are submitted to the EPA according to specific templates that are provided by the EPA and available on the website of the EPA. These templates ensure that the testing results are submitted in standard formats to facilitate the review of the information by the EPA.

A disinfectant can only be used legally according to the directions on the labeling accompanying it at the time of sale. Accordingly, the content of product labels is also subjected to review and must be approved by the EPA to ensure full and accurate disclosure of such matters as the concentrations of ingredients, instructions for use, precautions, any hazards to health or the environment, treatments for exposure, disposal instructions, manufacturer and the registrant.  Most states also conduct a review of the disinfectant label to ensure that it complies with federal labeling requirements and any additional state restrictions of use.

Once all of the tests and the label for a product have been approved by the EPA a "registration" or license that permits a disinfectant’s manufacture, distribution, sale, and use is granted. A manufacturer must have an EPA Establishment License because the Federal Insecticide, Fungicide, and Rodenticide Act (FIFRA) requires that production of disinfectants be conducted in a registered “Pesticide-Producing Establishment”. In this case, “Production" includes formulation, packaging, repackaging, and re-labeling. Production in an unregistered establishment is a violation of the law. The EPA assigns a unique number to each establishment that produces any disinfectant or device. Each company must submit EPA Form 3540-8 to request an establishment number. FIFRA requires that each producing establishment must place its EPA establishment number on the label or immediate container of each disinfectant, device or active ingredient produced.

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After a disinfectant is registered by the EPA, the Company, its manufacturers, distributors and independent testing facilities must maintain full and complete records for review by the EPA if an inspection is required. These records include such matters as information on manufacturing, quality control of ingredients and finished goods, inventory, shipping, receiving and disposal.”

This disclosure will then referenced in the risk factor entitled “Material Effects of Government Regulations” on Page 22 as follows. In the final amendment, the page on which the disclosure appears will be referenced below.

2.

“United States: In order to market and sell a disinfectant in the US, the product must be approved by either the US Food & Drug Administration (FDA) or the US Environmental Protection Agency (EPA), depending on the intended use.

EPA

Disinfectant products, such as hard surface disinfectants, are regulated by the EPA. The procedures and tests required for EPA approval of a disinfectant are described above in the sections entitled “Efficacy studies” and “Toxicology studies” in the section entitled “T36® Disinfectant” under “4.B.Company Development” on Page ___.

FDA

Any products with therapeutic claims or intended for use on humans are regulated by the FDA.  It is illegal to market and sell therapeutic products in the United States without an FDA or EPA registration. At some point in the future, the Company intends to undertake the processes in the United States to obtain FDA or EPA registration numbers.

The Company cannot say when, or even if, the proposed submissions to the EPA and the FDA will be completed.  The Company cannot predict the timing of FDA or EPA approval, if such approval can be obtained.

FDA product registrations may require the following tests for a topical therapeutic test substance, such as T36® Disinfectant.”

The next paragraph is the one titled “Time kill Evaluation”.

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Marketing, Distribution and Sales Channels, Page 34

2.

The Company will not be submitting a request for confidential treatment under Rule 24b-2 of the Exchange Act. Rather, the Company will simply disclose any information that had originally been deemed to be confidential.

10.C. Material Contracts

3.

The information on products and minimum sales levels that was deleted from the Esthetics Plus agreement will be provided in the exhibits to that agreement and the revised agreement will be provided as an amended Exhibit 4.h for filing on EDGAR. The two deleted exhibits are appended as Exhibits “A” and “B” at the end of this letter for your review. In addition, the minimum sales levels agreed to by Esthetics Plus will be disclosed on Page 50 as follows.

“Starting on February 1, 2007, EP has agreed to minimum sales levels of 144 cases of products per quarter in Year 1, 180 cases per quarter in Year 2 and 216 cases per quarter in Year 3. Details on the amount of products per case is disclosed in Exhibit 4.h.”

Item 16.A. Audit Committee Financial Expert

4.

We have identified Mr. Peter Chen as an audit committee financial expert since he meets all of the criteria defined by Item 16.A(b) of Form 20-F. His biography will be expanded on Page 58 as follows.

“Peter Chen is considered to be an audit committee financial expert. Mr. Chen obtained a Diploma in Accounting from Douglas College in 1993. On graduation, he became a self-employed financial consultant. From November 2000 to October 2003, Mr. Chen was the Chief Financial Officer of Prospect Point Exploration & Management Services Ltd., a private company that provides mineral exploration consulting services. He was the President of Canadian Mineral Exploration Managing Consultants Inc., a private company that provides mineral exploration services to publicly listed companies that have projects in Africa and South East Asia, from January 1997 to January 2000 and Chief Financial Officer from February 1994 to January 2000. Mr. Chen is currently a director of the Douglas College Foundation.  Mr. Chen is a founder of the Company, has been its CFO since it’s inception in May, 2000 and has been working with the Company full time in that capacity since November, 2003.”

Item 19. Exhibits

5.

The exhibits will be removed from the text of the 2nd amendment of the 2007 Form 20-F as suggested.

Consolidated Financial Statements

6.

The predecessor auditor report prepared by BME + Partners for the years ended June 30, 2006 and 2005 will be provided in the 2nd amendment of the 2007 Form 20F. Further, the predecessor auditor report prepared by BME + Partners for the years ended June 30, 2006 and 2005 will be also provided in the 2008 Form 20F when it is filed since the 2006 year end was audited by this firm..

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Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 6. Intangible Assets

7.

On February 24, 2003, CJW, the accounting firm that subsequently became the current auditor of the Company, completed a valuation of ALDA Pharmaceuticals Inc. (“API”), as of January 31, 2003, as a condition precedent to completing the Qualifying Transaction. From the valuation, direct development costs were estimated to be $378,000 and are presented in the appended table, “Schedule of Development Costs”, along with details of the nature of the costs incurred by API. The categorized costs were summarized as follows.

Intellectual property development (patent application & trademarks)

$31,584

Marketing materials development

$38,756

Product development

$237,668

Regulatory approval

$69,788

Total direct developmental costs (rounded up)

$378,000

Additional costs added to the intangible assets are presented in the enclosed table, “Fair market value estimate”, and include the $378,000 of direct development costs discounted by 20% to $302,400, estimated administrative costs of $45,000 and unpaid salaries of $192,551. The total costs of $539,951 were then rounded up to $540,000. Inventories of completed T36® Disinfectant and raw materials added $15,000 to the assets for a total of $550,000.

As discussed in previous submissions, these costs were not amortized or depreciated separately on the advice of the auditors. Further, impairment losses that reduced the value of the assets to $116,000 were claimed in 2004 and 2005 due to revenues not meeting original expectations. As June 30, 2008, the issue has become moot because the auditors suggested, and management agreed, that the intangible assets should be written off entirely and the value attributed to the intangible assets is now zero.

In connection with the content of this letter, please be advised that the Company is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or concerns, please contact the undersigned.

Sincerely yours,

ALDA PHARMACEUTICALS CORP.

Per:

“Terrance Owen”

Terrance G. Owen, Ph.D., M.B.A.

President & CEO

Encl.

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EXHIBIT A

CURRENT PRODUCT LIST

PRODUCT CODE	PRODUCT NAME & DESCRIPTION	PRICE PER UNIT	UNITS PER CASE
1000 - TWV	T36® Disinfectant – 480 ml	$ 6.35	12
1000 – 4FTV	T36® Disinfectant – 4 litre	$25.65	4
1000 – S60	Hand Sanitizer – 60 ml	$ 1.29	24
1000 – S240	Hand Sanitizer – 240 ml	$ 3.19	12

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EXHIBIT B

MINIMUM SALES GOALS

MONTHS

1 to 12

FOUR (4) SKIDS OF 36 CASES OF PRODUCT PER QUARTER

13 to 24

FIVE (5) SKIDS OF 36 CASES OF PRODUCT PER QUARTER

25 to 36

SIX (6) SKIDS OF 36 CASES OF PRODUCT PER QUARTER

The Minimum Sales Goals for Months 25 to 36 of the Distribution Agreement dated February 23, 2007 between ALDA Pharmaceuticals Corp. and Esthetics Plus Inc. are agreed to as presented above.

Esthetics Plus Inc.

ALDA Pharmaceuticals Corp.

Per:

Per:

“Inge Hathaway”

“Terrance Owen”

Note:

Purchase volumes for year three (3) of this agreement will be negotiated 30 days prior to the second anniversary of this signed agreement.

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ALDA PHARMACEUTICALS INC.

SCHEDULE OF DEVELOPMENT COSTS

FOR THE YEARS ENDED FEBRUARY 28, 1997 THROUGH 2002 AND

FOR THE 11 MONTHS ENDED JANUARY 31, 2003

(Unaudited - prepared by management)

Intellectual property development

Smart & Biggar

2,000

Viralex

939

Sheldon Lazarovitz

14,400

Dimock Stratton

14,245

Intellectual property development total

31,584

Marketing materials development

Pharmaceutical science

225

Printing Edge

9,988

Ron Perrota

2,128

Jamie Flatekval

3,000

WOW Branding

3,000

Rincroft

14,954

Ted MacLean

2,000

Tugboat Media

3,461

Marketing materials development total

38,756

Product development

Princeton consulting

210

Product insurance

13,796

Payroll - Dr. Shapiro

137,449

Payroll - Dr. Wilby

41,577

Payroll - C. Bushell

2,707

Norwood packaging

5,000

Richards packaging

1,800

Snowdon & Associate

8,140

Rand Edgar

15,000

Mark Lazarovitz

394

Campbell Froh May Rice

11,415

Kel Ex Agencies

180

Product development total

237,668

Regulatory approval

BC Research

26,951

Viridae clinic

11,000

Cdn. Bacterial Disease Network

1,700

Health Canada

14,528

Product Safety Lab

14,584

Scientific Regulatory Consultants

1,025

Regulatory approval total

69,788

Total

377,796

Rounded

378,000

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ALDA Pharmaceuticals Inc.

Summary of Development Costs

(Prepared by Management)

Intellectual property development

1.

Smart & Biggar – Patent consultancy fees.

2.

Viralex – Fees paid for ‘mark’ searches. To determine if the trademark Viralex was registered or in use.

3.

Sheldon Lazarovitz – Legal fees regarding all the trademark applications for Alda’s products and logos.

4.

Dimock Stratton – Legal fees regarding patent application on the T36 technology.

Marketing materials development

1.

Pharmaceutical Science – Course fees for an update on Good Manufacturing Practices.

2.

Printing Edge – Fees for design, layout and printing of letterheads, marketing materials and sundry items.

3.

Ron Perrota - Former VP with Pfizer Pharmaceuticals retained to assist in development of Alda’s first business and scientific development plan.

4.

Jaime Flatekval – Contracted to Alda to develop a critical marketing plan for Viralex.

5.

WOW Branding – A branding company, that Alda engaged to assist branding Viralex and T36.

6.

Rincroft –Retained to assist Alda in developing Alda’s business and development plan, in conjunction with Ron Perrota.

7.

Ted MacLean – Fees paid for building Alda’s revised business and development plan.

8.

Tugboat media – Graphic designers engaged to develop the marketing materials for Viralex.

Product development

1.

Princeton Consulting – Bookkeeping fees to monitor and control development costs.

2.

Product insurance – insurance related to product liability, in the event of a customer complaint, injury or accident.

3.

Payroll Shapiro – As previously discussed.

4.

Payroll Wilby - funds Dr. Michael Wilby invested in Alda, which were used to pay BCRI, deposits with Product Safety Labs, ViroMed Laboratories and consulting fees with specialists at the Vancouver General hospital.

5.

Payroll Colin Bushell - salaries paid to Mr. Bushell for assistance at trade shows, lecturing the first responders on infection control matters and product knowledge.

6.

Norwood Packaging – Fees paid to the laboratory for building the protype products for Alda. In advance of submitting any product for efficacy testing, the chemistry MUST be established, validated and stabilized.

7.

Richards Packaging – Initial design for development of a proprietary bottle for disinfectant.

8.

Snowdon & Associates – conducted scientific due diligence on Alda’s technology and products.

9.

Rand Edgar –fees (consulting) paid to restructure Alda to obtain equity financing for development

10.

Mark Lazarovitz – (Lawyer in Ottawa) Legal fees related to travel and introductions to potential investors.

11.

Campbell Froh May & Rice – Legal fees related to acting for Alda as trustee when the company purchased back 47% of the shares held by former investors, and enabled the company recommence development.

12.

Kel-Ex agencies – Fees regarding training for TDG (Transport of Dangerous Goods). Dr. Shapiro had to be trained and certified for TDG shipping.

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Regulatory approval

1.

BC Research –performed many of the efficacy tests on company products.

2.

Viridae clinic – organization that performed the HIV (human immunodeficiency virus) studies on company’s product.

3.

CBDN (Canadian Bacterial Disease Network) – organization that oversaw the final TB (mycobacterium tuberculosis) studies on the disinfectant.

4.

Health Canada – Fees related to a) DIN submissions, b) Export permit for the United States, c) Establishment licence and d) ongoing fees (annual) for the DIN issued.

5.

Product Safety Labs –refers to the fees paid for the toxicology studies on the technology. The safety of the product was validated.

6.

SRC (Scientific Regulatory Consultants) –organization is a US regulatory consulting group who provided Alda with advice on the EPA and the laboratory requirements for the products.

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ALDA PHARMACEUTICALS INC.

FAIR MARKET VALUE ESTIMATE

AS AT JANUARY 31, 2003

Estimate

Direct Development costs

(See “Schedule of Development Costs”)

378,000

Less 20% discount

 (75,600)

Net Development costs

302,400

Estimated administrative costs for development (15%)

45,000

Unpaid salary ("sweat equity")

330,000

Less amount paid

(137,449)

Net unpaid salary

192,551

Total Intangible assets

539,951

Total Intangible assets rounded up

540,000

Inventory

15,000

Estimate of fair market value of acquired assets

555,000

ALDA Pharmacedical

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